CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee

Floating Rate Senior Notes Due 2016	$200,748,000.00	$21,480.04

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 171 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated December 21, 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F Floating Rate Senior Notes Due 2016

     We, Morgan Stanley, are offering these Global Medium-Term Notes, Series F, Floating Rate Senior Notes Due 2016 (the “notes”) on a global basis. We may not redeem these notes prior to the maturity thereof.

     The notes offered hereby will accrue interest from October 18, 2006 and constitute a further issuance of, and will be consolidated with, the Global Medium-Term Notes, Series F, Floating Rate Senior Notes Due 2016 of Morgan Stanley issued on October 18, 2006 and December 1, 2006, which we refer to as the “original notes,” and form a single series with those original notes. The issuance of these notes will increase the aggregate principal amount of the outstanding notes of this series to $1,750,000,000. The notes offered hereby will have the same CUSIP and ISIN as the original notes and will trade interchangeably with the original notes.

     We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

     We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” subject to and as modified by the provisions described below.

Principal Amount:	$200,000,000
Maturity Date:	October 18, 2016	Interest Payment Dates:	Each January 18, April 18,
Settlement Date			July 18 and October 18,
(Original Issue Date):	December 27, 2006		commencing January 18,
Interest Accrual Date:	October 18, 2006		2007
Issue Price:	100.374% plus accrued	Interest Payment Period:	Quarterly
	interest from and including	Interest Reset Dates:	Each interest payment date
	October 18, 2006	Interest Reset Period:	Quarterly
Agent’s Commission:	0.45% per note	Interest Determination
Proceeds to Issuer:	99.924% per note, plus	Dates:	The second London banking
	accrued interest from and		day prior to each Interest
	including October 18, 2006		Reset Date
Specified Currency:	U.S. dollars	Reporting Service:	Telerate (Page 3750)
Redemption Percentage		Business Days:	New York
at Maturity:	100%	Calculation Agent:	The Bank of New York (as
Base Rate:	LIBOR Telerate		successor to JPMorgan Chase
Spread (Plus or Minus):	Plus 0.45%		Bank, N.A. (formerly known as
Index Maturity:	Three months		JPMorgan Chase Bank))
Initial Interest Rate:	As determined by the	Agent:	Morgan Stanley & Co.
	Calculation Agent based on		Incorporated
	the Base Rate on the second	Minimum Denominations:	$100,000 and integral
	London banking day prior to		multiples of $1,000 in excess
	the Interest Accrual Date.		thereof
Initial Interest Reset Date:	January 18, 2007	CUSIP:	61746BDC7
		ISIN:	US61746BDC72
		Other Provisions:	None

     Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY
BLAYLOCK & COMPANY
RAMIREZ & CO., INC.

Supplemental Information Concerning Plan of Distribution

     On December 21, 2006, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.924% plus accrued interest from and including October 18, 2006, which we refer to as the “purchase price.” The purchase price equals the stated issue price of 100.374% plus accrued interest from and including October 18, 2006, less a combined management and underwriting commission of 0.45% .

Principal Amount
Name	of Notes

Morgan Stanley & Co. Incorporated	$ 98,000,000
Blaylock & Company, Inc	$100,000,000
Samuel A. Ramirez & Company, Inc.	$ 2,000,000

Total	$200,000,000

     We will offer the notes on a global basis as described in the accompanying prospectus under the heading “Securities Offered on a Global Basis Through the Depositary.”

     With respect to notes to be offered or sold in the United Kingdom, each manager agrees (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

     Each manager agrees that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan including any corporation or other entity organized under the laws of Japan) or to others for the re-offering or re-sale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and other relevant laws and regulations of Japan.

     Furthermore, each manager agrees that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

United States Federal Income Taxation

     The notes will be treated as variable rate debt instruments for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders— Notes- Floating Rate Notes.”

     If you are a non-U.S. investor, please refer to the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the

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United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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